SO
3/3/03

VF 2-28-03

03002487

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 42007

SEC MAIL PROCESSING RECEIVED FEB 2 6 2003 WASH. D.C. 207 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Triad Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
3500 Parkway Lane, Suite 220
(No. and Street)

Norcross	GA	30092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark C. Mettelman (770) 840-0363
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tauber & Balser, P.C.
(Name — *if individual, state last, first, middle name*)

Tower Place - Suite 250

3340 Peachtree Rd., N.E.	Atlanta	Georgia	30326
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 0 7 2003

OATH OR AFFIRMATION

I, Mark C. Mettelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triad Advisors, Inc., as of December 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature: Mark Mettelman

Title: President

Notary Public

COREY M. PUGH
Notary Public, Gwinnett Co., GA
My Commission Expires 2/22/07

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control required by Rule 17a-5 of the Securities and Exchange Commission

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIAD ADVISORS, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

TRIAD ADVISORS, INC. AND SUBSIDIARIES

Table of Contents

TAUBER & BALSER, P.C.

ACCOUNTANTS AND CONSULTANTS

Tower Place, Suite 250
3340 Peachtree Road, N.E.
Atlanta, Georgia 30326-1026
(404) 261-7200 · FAX (404) 261-9481

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Triad Advisors, Inc.
Norcross, Georgia

We have audited the accompanying consolidated statements of financial condition of Triad Advisors, Inc. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Triad Advisors, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 13 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tauber & Balser, P.C.

February 11, 2003

TRIAD ADVISORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Cash and equivalents	$ 1,268,480	$ 1,426,209
Deposit with clearing organization	50,000	50,000
Receivable from clearing organization	122,221	119,181
Commissions receivable and other	357,254	458,654
Furniture, computers and software, at cost, less accumulated depreciation of $57,296 and $30,678, respectively	133,296	131,525
Investment	50,000	100,000
Prepaid expenses	275,283	90,618
TOTAL ASSETS	$ 2,256,534	$ 2,376,187
LIABILITIES		
Commissions payable to brokers	$ 606,604	$ 729,334
Payable to clearing organization	-	6,026
Accounts payable	167,061	61,546
Accrued expenses	87,211	151,814
Accrued rent obligation	27,868	-
TOTAL LIABILITIES	888,744	948,720
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value; 100,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	441,744	456,103
Retained earnings	925,046	970,364
TOTAL STOCKHOLDERS' EQUITY	1,367,790	1,427,467
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,256,534	$ 2,376,187

See notes to consolidated financial statements

TRIAD ADVISORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES		
Commissions and related income	$11,070,029	$ 8,987,170
Investment advisory fees	4,020,509	4,394,952
Interest income	225,629	224,058
Other	360,335	289,916
TOTAL REVENUES	15,676,502	13,896,096
EXPENSES		
Agent commissions	12,421,274	11,124,952
Employee compensation and benefits	1,299,459	1,087,073
Clearing and brokerage	232,088	243,451
Communications and data processing	57,557	56,573
Occupancy	157,185	106,664
Other-than-temporary decline in value of investment	50,000	-
Professional fees	87,997	76,222
Licenses and permits	63,010	5,165
Travel	86,577	46,583
Other	473,412	374,806
TOTAL EXPENSES	14,928,558	13,121,489
NET INCOME	$ 747,943	$ 774,607

See notes to consolidated financial statements

TRIAD ADVISORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
BALANCES AT DECEMBER 31, 2000	100,000	$1,000	$456,103	$701,866	$1,158,969
NET INCOME	-	-	-	774,607	774,607
DISTRIBUTIONS PAID	-	-	-	(506,109)	(506,109)
BALANCES AT DECEMBER 31, 2001	100,000	1,000	456,103	970,364	1,427,467
REPURCHASE OF COMMON SHARES FROM EMPLOYEE	(250)	(3)	(14,359)	-	(14,362)
SALE OF COMMON SHARES TO EMPLOYEES	250	3	-	-	3
NET INCOME	-	-	-	747,943	747,943
DISTRIBUTIONS PAID	-	-	-	(793,261)	(793,261)
BALANCES AT DECEMBER 31, 2002	100,000	$1,000	$441,744	$925,046	$1,367,790

See notes to consolidated financial statements

TRIAD ADVISORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$747,943	$ 774,607
Adjustments:		
Depreciation	26,618	16,103
Decline in value of investment	50,000	-
Loss on disposal of asset	-	21,975
Changes in:		
Receivable from clearing organization	(3,040)	(18,074)
Commissions receivable and other	101,400	(210,421)
Prepaid expenses	(184,664)	(46,653)
Commissions payable to brokers	(122,730)	269,815
Payable to clearing organization	(6,026)	6,026
Accounts payable	105,514	26,892
Accrued expenses	(74,603)	115,124
Accrued rent obligation	27,868	-
Total adjustments	(79,663)	180,787
Net cash provided by operating activities	668,280	955,394
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment	-	(100,000)
Deposit on investment received from employees	10,000	-
Capital expenditures	(28,389)	(94,298)
Net cash used for investing activities	(18,389)	(194,298)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repurchase of common shares from employee, net	(14,359)	-
Distributions paid	(793,261)	(506,109)
Net cash used for financing activities	(807,620)	(506,109)
NET (DECREASE) INCREASE IN CASH AND EQUIVALENTS	(157,729)	254,987
CASH AND EQUIVALENTS, BEGINNING OF YEAR	1,426,209	1,171,222
CASH AND EQUIVALENTS, END OF YEAR	$1,268,480	$1,426,209

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2002	2001
Cash paid for interest	$ 2,425	$ 4,392

See notes to consolidated financial statements

TRIAD ADVISORS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a Florida S corporation.

As a fully disclosed broker-dealer, the Company clears all securities trades through the use of one correspondent clearing firm and, therefore, does not hold customer funds or securities. The Company upholds an exclusive relationship with its correspondent clearing firm and maintains a good-faith deposit. The Company maintains adequate industry-acceptable plans should its relationship terminate with this clearing organization. Further, management estimates that utilizing alternative clearing organizations would not have a material effect on current or future financial condition and operations of the Company.

As a securities broker-dealer the Company offers several classes of services, including agency transactions, investment advisory services, and the distribution of variable and fixed insurance products to its customers located throughout the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of Triad Advisors, Inc. and the Company's wholly-owned subsidiaries Triad Insurance, Inc., Triad Insurance of Louisiana, Inc., Triad Insurance of Alabama, Inc., Triad Insurance of Texas, Inc. and Triad Insurance Agency of Massachusetts. Significant intercompany accounts and transactions have been eliminated in consolidation.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on trade date basis.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash and equivalents, deposits with and receivable from clearing organization, and commissions receivable.

Cash and equivalents are currently maintained in two financial institutions. Cash accounts with a bank are insured by the Federal Deposit Insurance Corporation and money market accounts with a broker-dealer are insured by the Securities Investor Protection Corporation, both up to $100,000. At December 31, 2002, the Company had amounts with a bank and amounts with a broker-dealer of $1,034,724 that were not insured.

Concentrations with the clearing organization are shown on the statements of financial condition; commissions receivable are due from a large number of customers. These receivables are uncollateralized.

Cash and Equivalents

For purposes of reporting cash flows, the Company considers all investments in shares of money market funds to be cash equivalents.

Depreciation

Depreciation is provided on a straight-line basis over the estimated lives of the assets.

Income Taxes

No provision is provided for Federal or state income taxes since the Company elected to be an S corporation and is therefore not a taxable entity. As a result of the S election, the individual stockholders report their distributive shares of the corporate income on their individual income tax returns.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 2001 financial statements to conform to the 2002 financial statement presentation.

NOTE B – RECEIVABLE FROM CLEARING ORGANIZATION

The amount due from clearing organization at December 31, 2002 and 2001 consisted of net fees and commissions earned on customers' transactions cleared within the normal course of business.

NOTE C – INVESTMENT

The Company has a 6% investment in Premier Trust of Nevada, Inc. ("Premier"), a company that is majority owned by certain directors and stockholders of the Company. Premier provides traditional trustee services and facilitates investment trades on behalf of its clients. The investment is accounted for under the cost method. During 2001, the Company entered into agreements with certain key employees granting the right to purchase the investment in 2006. Under these agreements, beginning in 2002, these employees will deposit $10,000 per year to be applied towards a $50,000 purchase price of the investment. If an employee's employment terminates prior to the 2006 closing date, the employee's deposit will be refunded and the Company will grant other employees the right to purchase the remaining shares. During 2002, $10,000 of deposits were paid to the Company and are included in accrued expenses at December 31, 2002.

TRIAD ADVISORS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE C – INVESTMENT (CONTINUED)

At December 31, 2002, the Company evaluated the carrying value of this investment and determined that there was an other-than-temporary decline in value in the amount of $50,000. As a result, a loss in value of $50,000 has been recognized as a separate component in the consolidated statements of income.

The Company also paid $41,569 of operating expenses of Premier during 2001 which were reimbursed prior to December 31, 2001. The Company paid no operating expenses of Premier in 2002.

NOTE D – LEASE COMMITMENTS

The Company leases office space and equipment under noncancellable operating leases expiring through 2007. Under the office lease, the Company is required to pay additional rent for excess operating expenses on an annual basis. The total amount of the base rent payments is being charged to expense on the straight-line method over the term of the leases. The Company has recorded a deferred credit to reflect the excess of rent expense over cash payments since inception of the leases.

Future minimum lease payments for the years ended December 31 are as follows:

2003	$101,862
2004	117,380
2005	100,433
2006	99,688
2007	51,341
	$557,837

The Company subleased a portion of its office space under a nine month operating lease that expired April 2001. Subrental income pursuant to this agreement was $15,462 in 2001.

Rent expense for these leases for the years ended December 31, 2002 and 2001 consisted of the following:

	2002	2001
Minimum rentals	$87,273	$ 86,427
Increase in accrued rent obligation	27,868	-
Less: sublease rental income	-	(15,462)
Total rent expense, net	$115,141	$ 70,965

NOTE E – RELATED PARTY TRANSACTIONS

During 2002 and 2001 the Company paid directors fees of $22,500 and $15,401, respectively. These directors are also shareholders of the Company.

Also, during 2002 and 2001 the Company paid approximately $69,000 and $60,000, respectively, for business consulting services to an individual who is a shareholder and director of the Company.

NOTE F – DEFINED CONTRIBUTION PLAN

For the years ended December 31, 2002 and 2001, the Company's contributions to its 401(k) defined contribution plan were $15,000 and $18,988, respectively.

NOTE G –CONTINGENCIES

The Company can be subject to arbitration, legal proceedings and claims which arise in the ordinary course of its business.

At December 31, 2002 and at February 11, 2003, the Company was party to certain arbitrations filed with the NASD in which the Company and certain of its registered representatives were alleged to have made unsuitable investments in clients' accounts. At this time it is too early to predict the outcome of these disputes.

The Company maintains in-force errors and omissions insurance to protect the Company in the event of an adverse ruling or award stemming from any customer claim. Due in part to this insurance coverage, in the opinion of management, the amount of ultimate liability with respect to current or future actions will not materially affect the financial position or results of operations of the Company.

NOTE H – NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, and the related rules of the NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and it may be prohibited from expanding its business, withdrawing equity capital, or paying cash dividends if its net capital ratio exceeds 10 to 1.

At December 31, 2002 and 2001, the Company had net capital of $665,505 and $1,043,962, respectively, which were $606,191 and $980,714, respectively, in excess of its required net capital. The Company's net capital ratios were 1.3369 to 1 and .9088 to 1 at December 31, 2002 and 2001, respectively.

TRIAD ADVISORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

Net Capital	
Total consolidated stockholders' equity qualified for net capital	$1,367,790
Add: subordinated borrowings allowable in computation of net capital	-
Total capital and allowable subordinated borrowings	1,367,790
Deductions and/or charges:	
Nonallowable assets:	
Petty cash	400
Unsecured receivables, net	223,726
Furniture, computers and software, net	133,296
Prepaid errors and omissions insurance	187,367
Other assets	136,632
Total nonallowable assets	681,421
Net capital before haircuts on securities positions	686,369
Haircuts on securities:	
Other securities (money market funds)	20,864
Net Capital	665,505
Computation of basic net capital requirement	
Minimum net capital required	59,314
Excess Net Capital	$ 606,191
Aggregate indebtedness	
Items included in consolidated statement of financial condition:	
Commissions payable to brokers	$ 606,604
Accounts payable	167,061
Accrued expenses	116,050
Total aggregate indebtedness	$ 889,715
Ratio: Aggregate indebtedness to net capital	1.3369 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 718,374
Change in net capital from that reported in FOCUS report as a result of various audit adjustments	(92,869)
Decrease in non-allowable assets not included in FOCUS report as a result of an adjustment to the carrying value of an investment	40,000
Net capital per above	$ 665,505

TRIAD ADVISORS, INC. AND SUBSIDIARIES
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

Triad Advisors, Inc. is exempt from Rule 15c3-3 under Section (k)(2)(ii) as a broker-dealer which does not carry customer accounts. Therefore, the computations and related information required under the cited rule are not applicable.

TRIAD ADVISORS, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

Triad Advisors, Inc. is exempt from Rule 15c3-3 under Section (k)(2)(ii) as a broker-dealer which does not carry customer accounts. Therefore, the computations and related information required under the cited rule are not applicable.

TRIAD ADVISORS, INC.
SCHEDULE OF SEGREGATION REQUIREMENTS
AND FUNDS IN SEGREGATION FOR CUSTOMERS'
REGULATED COMMODITY FUTURES AND
OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2002

Triad Advisors, Inc. is exempt from providing this schedule as a broker-dealer which does not carry customer accounts.

TAUBER & BALSER, P.C.
ACCOUNTANTS AND CONSULTANTS

Tower Place, Suite 250
3340 Peachtree Road, N.E.
Atlanta, Georgia 30326-1026
(404) 261-7200 · FAX (404) 261-9481

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Triad Advisors, Inc.
Norcross, Georgia

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Triad Advisors, Inc. and subsidiaries (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tanner + Balser, P.C.

February 11, 2003